Exhibit 99.1

News release

Cenovus Energy announces renewal of share buyback program
CALGARY, Alberta (November 7, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that the Toronto Stock Exchange (“TSX”) has approved the renewal of the company’s normal course issuer bid (“NCIB”) to purchase up to 127,489,549 common shares during the 12-month period commencing November 11, 2024 and ending November 10, 2025.

Cenovus’s renewal of its share buyback program is consistent with the company’s capital allocation framework, which supports enhancing value for investors by returning cash to shareholders, generating strong returns on capital investment and maintaining its resilient balance sheet. Cenovus believes there are times when the market price of its common shares may not fully reflect the underlying value of its business and future prospects. Depending on the trading price of its common shares and other relevant factors, the company believes purchasing common shares represents an attractive investment opportunity and is in the best interest of Cenovus and its shareholders.

Cenovus’s prior NCIB for the purchase of up to 133,160,021 common shares is set to expire on November 8, 2024. As at October 31, 2024, Cenovus had repurchased an aggregate of 64,729,372 common shares at a weighted-average price of $25.20 per common share, excluding brokerage fees and share buyback taxes, under its prior NCIB. Purchases were made on the open market through the facilities of the TSX, New York Stock Exchange (“NYSE”) and/or alternative trading systems in Canada and the United States.

The number of shares authorized for purchase under the NCIB renewal represents 10% of Cenovus's public float, as defined by the TSX, as of October 31, 2024. On October 31, 2024 Cenovus had 1,826,621,068 common shares outstanding. Purchases will be made on the open market through the facilities of the TSX, NYSE and/or alternative trading systems in Canada and the United States at market prices prevailing at the time of acquisition or such other price as may be permitted by securities laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or any exemptions therefrom.

Cenovus has also entered into an automatic share purchase plan (“ASPP”) allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, Cenovus will provide instructions during non-blackout periods to its designated broker, which may not be varied or suspended during the blackout period. Purchases by Cenovus's designated broker will be in accordance with stock exchange rules, applicable securities laws and the terms of the ASPP. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared, as required by the TSX.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Cenovus. The average daily trading volume through the facilities of the TSX during the six-month period ending on October 31, 2024 was 5,684,875 common shares. Consequently, daily purchases through the facilities of the TSX will be limited to 1,421,218 common shares, which is equal to 25% of the average daily trading volume, other than block purchase exceptions. Purchases over the NYSE will be made in compliance with the volume limitations in Rule 10b-18 in relation to average daily trading volume and block trades. All common shares acquired by Cenovus under the NCIB will be cancelled.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about the renewal of Cenovus’s share buyback program under the NCIB, the timing, methods and quantity of any purchases of common shares under the NCIB and cancelling Cenovus common shares under such program.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2023 and September 30, 2024, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus Contacts

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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